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                                                                  EXHIBIT A (12)


                  FORM OF EMAIL TO ELIGIBLE EMPLOYEES PROVIDING
                 CLARIFYING INFORMATION ON THE OFFER TO RESCIND

July 14, 2003

To Certain Eligible Employees:

CLARIFYING INFORMATION REGARDING THE OFFER TO RESCIND AND EXTENSION OF RESCISSION OFFER

In response to questions that have arisen, we are clarifying the effect that accepting the Rescission Offer will have on any discretionary option grants for which you may be eligible. Please see also the end of this email for additional information about why we have provided you with additional information about the Rescission Offer.

=================

When you accepted BindView's option-exchange offer, you agreed to the provisions of the Exchange Offer. One of those provisions (the "Additional-Grant Restriction") stated that, if you were designated for a grant of additional options ("Additional Grant") before the six-month-and-one-day period had ended, you would not be granted the Additional Grant until after that period had ended, and the exercise price of the Additional Grant would be set as of the date granted. In other words, once you enrolled in the Exchange Offer ("Exchange Program"), you were no longer eligible for any other option grants until the end of the Exchange Program. That did not mean that you would receive any fewer options in an Additional Grant by participating in the Exchange Program, but rather that you would simply receive your Additional Grant options, if any, on or about the same time that you received your New Options from the Exchange Program. This in turn meant that both sets of options would have a similar exercise price.

You have a choice as to whether to remain in the Exchange Program or to get out. If you accept the Company's Rescission Offer, you will automatically be out of the Exchange Program, and you will be returned to the position that you were in prior to your acceptance of the Exchange Offer. In particular, the Additional-Grant Restriction in the Exchange Offer would no longer be in effect and you would again be eligible for a possible Additional Grant as described below.

In other words, if you elected to get out of the Exchange Program by accepting the Rescission Offer, you would no longer be exchanging your Qualifying Old Options for New Optionis, with a strike price expected to be set in mid-July 2003. Instead, the Qualifying Old Options that you surrendered in December 2002 would be returned to you, at the same strike price and the same vesting status as if you had never participated in the Exchange Program. In addition, you would again be eligible to receive a possible Additional Grant under the terms listed below.

If you were designated to receive an Additional Grant based on your job performance, you will be contacted separately by your supervisor or by HR to tell you the number of shares covered by the Additional Grant. The additional grants to employees who did not participate in the Exchange Program were made on May 16, 2003. If you accept the Rescission Offer, then the company will make your Additional Grant to you in substantially the same way that would have happened if you had not participated in the Exchange Program. Specifically, if you accept the Rescission Offer, the exercise price and the vesting of your Additional Grant would be the same as the additional grants made on May 16, 2003.

In short, if you get out of the Exchange Program by rescinding your acceptance of the Exchange Offer, then your Additional Grant, if any, will be priced at $1.10 per share, which was the fair market value on May 16, 2003, and your Additional Grant will begin vesting as of that date, and you will get back your Qualifying Old Options, but you will not receive a grant of New Options. On the other hand, if you do not rescind your acceptance of the Exchange Offer (i.e. if you choose to remain in the Exchange Program), then you will not get back your Qualifying Old Options, and you will receive both your New Options and, if applicable, your Additional Grant, with an exercise price determined as of the grant date, which we anticipate will be in mid-July 2003.


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EXAMPLE:
John Smith is scheduled to receive 500 options for his Additional Grant, and he is currently participating in the Exchange Program.

If he decides to continue in the Exchange Program, his 500 options (from his Additional Grant) will not be given until mid-July 2003. Those options would begin vesting and the strike price would be set at that time. However, John would also receive New Options from the Exchange Program as a result of his continued participation. These options would be given in mid-July as well, with the accompanying strike price and vesting schedule.

If he elects to get out of the Exchange Program by accepting the Rescission Offer, then his 500 shares (from his Additional Grant) will be granted as of May 16, 2003 at a strike price of $1.10. However, John would not receive any new options from the Exchange Program. Instead, he would keep any "old" options - at the same strike price and vesting schedule - that he had originally turned in.

=================

In response to comments from the U.S. Securities and Exchange Commission (the "SEC"), we have extended the Rescission Offer to July 18, 2003 and amended the following document in connection with the Offer to Rescind the Exchange of Certain Outstanding Options for New Options:

     o Election Form And Cancellation Agreement (the "Election Form")--The revised Election Form is attached.

Except as indicated, all other terms of the Rescission Offer remain unchanged.

ELECTION FORMS ALREADY SUBMITTED WILL BE HONORED IN THE REVISED FORM AND DO NOT NEED TO BE RESUBMITTED.

IF YOU HAVE QUESTIONS THAT ARE NOT ANSWERED IN THE MEMORANDUM, PLEASE SUBMIT THEM VIA EMAIL TO THE SPECIAL OUTLOOK ADDRESS "OPTION EXCHANGE QUESTIONS" (OPTIONEXCHANGEQUESTIONS@BINDVIEW.COM). WE CANNOT PROMISE PERSONAL REPLIES TO INDIVIDUAL QUESTIONS, BUT WE WILL TRY TO POST ANSWERS TO QUESTIONS OF GENERAL INTEREST ON OUR "INSIDE BINDVIEW" INTERNAL WEB SITE AT HTTP://INSIDE.BINDVIEW.COM/DEPARTMENTS/INDEX.CFM?CAT=176&DEPT=9.

As a reminder, the deadline to submit Notice to Withdraw or an Election Form pursuant to the Rescission Offer is 5:00 p.m. on July 18, 2003.


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